ENCISION INC.
NON-STATUTORY STOCK OPTION AGREEMENT

This NON-STATUTORY STOCK OPTION AGREEMENT is made as of **April 17, 2025,** between ENCISION INC. (hereinafter referred to as the "Company") and **Gregory Trudel** (hereinafter referred to as "Optionee").

WHEREAS, Optionee is an important and valuable contributor to the Company and the Company deems it to be in its interest and in the interest of its shareholders to secure the services of Optionee for the Company or such of its subsidiary companies as may be designated by the Company; and

WHEREAS, the Company, as an incentive to Optionee to continue to serve the Company or its subsidiaries and to increase Optionee's proprietary interest in the Company, desires to enter into this Agreement containing the terms and conditions hereinafter set forth and to grant Optionee an option to purchase shares of the Common Stock of the Company.

NOW, THEREFORE, in consideration of the promises and the mutual agreements hereinafter contained, and for other good and valuable consideration, the parties agree as follows:

1.   Grant of Option. In consideration of the foregoing, the Company hereby grants to Optionee the right and option (hereinafter referred to as "the option") to purchase **10,000** shares of the Company's Common Stock ("Shares") the option shall vest and become exercisable with respect to twenty percent (20%) of the Shares subject to the option upon completion of one year of Service measured from **April 17, 2025** (the vesting commencement date), and the balance of the Shares subject to the option shall vest and become exercisable in forty eight (48) equal installments upon completion of each month of Service thereafter. The option shall terminate on the five year and three month anniversary of the date hereof and, accordingly, may not be exercised after that date. The purchase price to be paid for such Shares upon exercise of the option shall be **$0.45** per share, being not less than the Fair Market Value of the Shares on the date of this Agreement. This option is granted pursuant to and is subject to the terms and conditions of the Plan, a copy of which has been furnished to Optionee and receipt of which Optionee hereby acknowledges. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan.

2.   Method of Exercising Option. The option may be exercised, in whole at any time or in part from time to time, by giving to the Company notice in writing to that effect. Within thirty (30) days after the receipt by it of notice of exercise of the option and upon due satisfaction of all conditions pertaining to the option as set forth in this Agreement, the Company shall cause certificates for the number of Shares with respect to which the option is exercised to be issued in the name of Optionee, or the personal representative of the Optionee's estate, or the successor or successors in interest determined under the Optionee's will or under the applicable laws of descent and distribution, and to be delivered to Optionee or the personal representative of the Optionee's estate, or the successor or successors in interest determined under the Optionee's will or under the applicable laws of descent and distribution. Payment of the purchase price for the Shares with respect to which the option is exercised shall be made to the Company upon the delivery of such stock, together with revenue stamps or checks in an amount sufficient to pay any stock transfer taxes required on such delivery. The Company shall give the person or persons entitled to the same at least five (5) days' notice of the time and place for delivery and for the payment of such purchase price.

3.   Conditions of Option. The option is subject to the following additional conditions:

(a)   The option herein granted to Optionee shall not be transferable by Optionee, except by will or by the laws of descent and distribution.

(b)   The option herein granted to Optionee shall be exercisable, during Optionee's lifetime, only by Optionee or by Optionee's guardian or legal representative.

(c)   The option may be exercised by Optionee pursuant to the terms of the Plan, but only to the extent that Optionee had the right to exercise such option at the date of termination of the Optionee's Service to the Company.

4.   Notices. Any notice to be given by Optionee as required by this Agreement shall be sent to the Company at its principal executive offices, and any notice from the Company to Optionee shall be sent to Optionee at his address as it appears on the Company's books and records. Either party may change the address to which notices are to be sent by informing the other party in writing of the new address.

5.   Restriction Against Assignment. Except as otherwise expressly provided above, Optionee agrees on behalf of himself and of his executors, administrators, guardians, legal representatives, heirs, legatees, distributees and any other person or persons claiming any benefits under him by virtue of this Agreement, that this Agreement and the rights, interests and benefits under it shall not be assigned, transferred, pledged or hypothecated in any way by Optionee or any executor, administrator, guardian, legal representative, heir, legatee, distributee or other person claiming under Optionee by virtue of this Agreement. Such rights, interests or benefits shall not be made subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge or hypothecation, or other disposition of this Agreement or of such rights, interests, and benefits contrary to the preceding provisions, or the levy of any attachment or similar process thereupon, shall be null and void and without effect.

6.   Further Agreements. The undersigned agrees, in connection with the issuance of the Shares, and thereafter from time to time as requested by the Company, to execute any stockholders agreement as provided in the Plan. The undersigned will, if requested, by the Company in connection with a public offering of the Company's securities, adhere to lock-up arrangements between the Company and an underwriter involved in such public offering.

Optionee agrees to make arrangements satisfactory to the Company for the satisfaction of all Federal, state, local and foreign tax withholding requirements applicable to the exercise of the option. The Optionee acknowledges and agrees that the Company shall not be required to issue any Shares under this Agreement or the Plan until such obligations are satisfied.

[Signature Page Follows]